BOMBARDIER

CORPORATE OFFICE
Bombardier Inc.
800 René-Lévesque Blvd. West
Montréal, Québec, Canada H3B 1Y8
www.bombardier.com
TEL 514-861-9481
FAX 514-861-7053

May 2, 2006

THE UNITED STATES SECURITIES AND
EXCHANGE COMMISSION
100 F Street, NE
Washington, DC
2054

Re: Rule 12g3-2(b) Submission for Bombardier Inc.
File number: 82-3123

Ladies and Gentlemen,

You will find enclosed herewith a copy of the following press releases which Bombardier Inc. is furnishing to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934:

BOMBARDIER AEROSPACE

- *Toronto, February 1, 2006* – Bombardier signs firm order with REGCO for ten Q400 airliners valued at $250 million US

- *Montréal, February 8, 2006* – Italy upgrades its fleet of Bombardier 415 Amphibious firefighting Aircraft

- *Montréal, February 14, 2006* – Bombardier Aerospace restarts CL-215T conversion kits program

- *Montréal, February 14, 2006* – Bombardier delivers 337 aircraft for fiscal year 2005/06

- *Toronto, April 17, 2006* – Bombardier Regional Aircraft announces new sales and commercial operations organization

- *Toronto, April 24, 2006* – GECAS to acquire five Bombardier CRJ700 Regional Jets

dw 5/5

BOMBARDIER TRANSPORTATION

- *Montréal, February 9, 2006* – Bombardier receives $156 million US order from CBRail for 35 TRAXX locomotives to provide more rolling stock in Europe

- *Berlin, February 9, 2006* – Bombardier receives 130 million Euros order from CBRail for 35 TRAXX Llocomotives to provide more rolling Stock in Europe

- *St-Bruno, Québec, February 15, 2006* – Bombardier finalizes decision to close Auburn, New York production facility

- *Montréal, March 15, 2006* – Bombardier awarded a 300 million Euro contract for 146 high-floor light rail vehicles for Frankfurt/Main

May I kindly ask you to acknowledge receipt of the enclosed documents.

Yours truly,

Roger Carle
Corporate Secretary

RC/gd
Encl.

c.c. Christopher Hilbert – Sidley Austin Brown & Wood

BOMBARDIER

PRESS RELEASE

BOMBARDIER SIGNS FIRM ORDER WITH REGCO FOR TEN Q400 AIRLINERS VALUED AT $250 MILLION US

Potential value of $500 million US if all options exercised

Toronto, February 1, 2006 – Bombardier Aerospace announced today that REGCO Holdings Inc. of Toronto has signed a contract to acquire ten 70-seat Bombardier *Q400* high-speed turboprop airliners and take options on an additional ten aircraft.

The list price value for the ten aircraft on firm order is approximately $250 million US. The contract has a potential list price value of approximately $500 million US if all ten options are exercised.

REGCO will publicly announce its plans for the aircraft on February 2, 2006. A media advisory will be issued later today to provide details relating to REGCO's announcement.

"The Bombardier *Q400* has won praise from airlines for its economics, speed and passenger comfort," said Robert Deluce, President and Chief Executive Officer, REGCO. "It fits our operational plans exceedingly well."

"We are immensely proud that this new Toronto airline has chosen this Toronto-built, world-leading aircraft, the Bombardier *Q400*," said Steven Ridolfi, President, Bombardier Regional Aircraft. "This extraordinary regional aircraft has led a resurgence in turboprop travel around the world. It has everything — jet-like speed, quiet comfort, environmental friendliness, low fuel burn, and the lowest operating costs of any regional aircraft. There is no other turboprop that can compete with the *Q400* aircraft in this arena."

The 360-knot (667 km/h) cruise speed and capacity of the *Q400* provides airlines with greater revenue-generating opportunities in both traditional and low cost markets and extends an airline's reach well beyond traditional turboprop markets. The superior operating economics of the *Q400* enable it to compete effectively against established low cost carriers.

The order announced today increases *Q400* firm orders to 175 aircraft. As of December 31, 2005, 106 had been delivered to operators in North America, Asia, Europe and the Middle East.

About Bombardier

A world-leading manufacturer of innovative transportation solutions, from regional aircraft and business jets to rail transportation equipment, Bombardier Inc. is a global corporation headquartered in Canada. Its revenues for the fiscal year ended Jan. 31, 2005, were $15.8 billion US and its shares are traded on the Toronto Stock Exchange (BBD). News and information are available at www.bombardier.com.

Note to Editors

Images of Bombardier Q400 aircraft are available in our Multimedia Library at:
www.aero.bombardier.com/htmen/F14.jsp

For information:
Marc Holloran
Bombardier Aerospace
(416) 375-3030
www.bombardier.com

BOMBARDIER

PRESS RELEASE

ITALY UPGRADES ITS FLEET OF BOMBARDIER 415 AMPHIBIOUS FIREFIGHTING AIRCRAFT

Montréal, February 8, 2006 – Bombardier Aerospace announced today that the Italian government has exercised an option to purchase 15 additional upgrade kits to enhance its entire fleet of *Bombardier 415* aircraft. Italy had previously ordered one kit for installation on the *Bombardier 415* firefighter it purchased in 2005.

The upgrade kit package is derived from the *Bombardier 415*MP multipurpose aircraft and includes autopilot, nose radar, flight data recorder (FDR) and cockpit voice recorder (CVR). The kit is now being offered as an upgrade to the *Bombardier 415* aircraft to enhance its operational capabilities while improving crew comfort and safety.

"On many occasions, Italy's *Bombardier 415* aircraft have been called upon to support firefighting efforts in neighboring countries, as well as to participate in humanitarian relief operations worldwide," said Michel Bourgeois, President, Bombardier Amphibious Aircraft. "We are very pleased that the Italian Civil Protection authorities have chosen to upgrade their entire fleet with our equipment, to provide better assistance to the pilots."

"We purchased these upgrade kits so that we could enhance crew safety and improve the performances of the interventions on the fire as well as aircraft capabilities to match the increasingly varied and demanding missions in which our *Bombardier 415* operate," said Dr. Vincenzo Spaziante, Vice Director of Civil Protection of Italy. "The 2005 fire fighting season was one of the most successful, thanks in large part to our fleet of *Bombardier 415* and I am pleased to have the improved *Bombardier 415* in our inventory."

Since the first delivery in 1994, Bombardier Aerospace has sold 63 *Bombardier 415* aircraft, which have been delivered to firefighting agencies in Croatia, France, Greece, Italy, Ontario and Québec.

In the Mediterranean region, France, Croatia, Italy and Greece currently operate 41 *Bombardier 415* aircraft and Spain operates 14 CL-215T turboprop aircraft. Also 27 *CL-215* piston aircraft are in service fighting fires in Europe.

The *Bombardier 415* aircraft has a maximum speed of 375 km/h (235 mph) and in an average mission of 11 kilometres (six nautical miles) distance from water to fire, it can complete nine drops within an hour, delivering 55,260 litres (14,600 U.S. gallons) of fire suppressant. It is also offered in a multi-purpose version (*Bombardier 415*MP) for search and rescue, maritime patrol and environmental protection.

About Bombardier
A world-leading manufacturer of innovative transportation solutions, from regional aircraft and business jets to rail transportation equipment, Bombardier Inc. is a global corporation headquartered in Canada. Its revenues for the fiscal year ended Jan. 31, 2005, were $15.8 billion US and its shares are traded on the Toronto Stock Exchange (BBD). News and information are available at www.bombardier.com.

For information:
Stéphane Leroy
Bombardier Aerospace
(514) 855-7820
www.bombardier.com

BOMBARDIER

PRESS RELEASE

BOMBARDIER AEROSPACE RESTARTS CL-215T CONVERSION KITS PROGRAM

Montréal, Feb. 14, 2006 – Bombardier Aerospace announced today that it is restarting its *CL-215T* conversion kits program. Nine orders for the turbine conversion kits to be installed on *CL-215* amphibious aircraft were placed by the provinces of Alberta and Saskatchewan, AeroFlite – a private U.S. operator, and Buffalo Airways Ltd of the Northwest Territories, Canada.

The total value of the nine orders is approximately $85 million US.

The turbine conversion kits include the proven PW123AF Pratt & Whitney turboprop engines, which will enhance the CL-215 aircraft's reliability and efficiency.

The converted aircraft will also feature improvements such as the modernization of structural components, electrical distribution system & engine fuel system, in addition to the replacement of manual flight controls by powered systems to benefit from added engine power and reduced pilot workload. Once modified, the aircraft will perform similarly to the renowned Bombardier 415 firefighting aircraft.

"This is not a new venture," said Michel Bourgeois President, Bombardier Amphibious Aircraft. "Seventeen *CL-215* were converted in the late 1980s, two with the province of Québec and 15 in Spain, and they have since flown over 70,000 hours and performed more than 170,000 drops. Offering solutions such as conversion kits demonstrates our long-term commitment towards supporting the operators of Bombardier's amphibious aircraft."

The *Bombardier 215T* has a maximum cruise speed of 352 km/h (218 mph) and in an average mission of 11 kilometres (six nautical miles) distance from water to fire, it can complete nine drops within an hour, delivering 47,527 litres (12,535 U.S. gallons) of fire suppressant.

About Bombardier
A world-leading manufacturer of innovative transportation solutions, from regional aircraft and business jets to rail transportation equipment, Bombardier Inc. is a global corporation headquartered in Canada. Its revenues for the fiscal year ended Jan. 31, 2005, were $15.8 billion US and its shares are traded on the Toronto Stock Exchange (BBD). News and information are available at www.bombardier.com.

Bombardier, CL-215 and *415* are trademarks of Bombardier Inc. or its subsidiaries.

For information
Stéphane Leroy
Bombardier Aerospace
(514) 855-7820

www.bombardier.com

BOMBARDIER

PRESS RELEASE

BOMBARDIER DELIVERS 337 AIRCRAFT FOR FISCAL YEAR 2005/06

- **Third consecutive year increase in deliveries**
- **Industry-leading growth in business aircraft deliveries**

Montréal, February 14, 2006 – Bombardier announced today that it had delivered 337 aircraft for its fiscal year ended January 31, 2006. This compares to 329 aircraft deliveries in the previous fiscal year 2004/05 (year ending January 31, 2005).

In the business aircraft segment, an impressive 186 units were delivered compared to 128 for the same period last year, an increase of 45 per cent. Ninety of the business aircraft delivered this fiscal year were of the latest Bombardier business jets: the *Global Express XRS*, *Bombardier Global 5000, Challenger 300* and *Learjet 40 XR*.

Deliveries in the regional aircraft segment totalled 149 aircraft compared to 200 for the same period last year due largely to a significant reduction in *CRJ200* aircraft deliveries. However, despite the continuing challenges facing the North American airline industry, Bombardier delivered approximately the same number of larger regional jets this fiscal year compared to the previous year.

Two *Bombardier 415* amphibious aircraft were delivered during fiscal year 2005/06 (year ending January 31, 2006) compared to one in the previous fiscal year. Production of the world-renowned firefighting aircraft resumed at the end of last fiscal year in response to the improved market for amphibious aircraft.

"We are harvesting the fruit of many years of investment in the development of innovative aircraft platforms," said Pierre Beaudoin, President and Chief Operating Officer, Bombardier Aerospace. "Bombardier has generated tremendous market interest worldwide as operators and owners benefit from the superior technology and outstanding value offered by our growing family of aircraft. In the regional aircraft segment, within a context of high oil prices, renewed interest in our highly efficient *Q Series* turboprop aircraft has also resulted in increased deliveries. We are the leader in the 20- to 90-seat segment and continue to look at new opportunities in the upper end of the regional aircraft market," he added.

The following table provides delivery totals by aircraft type.

Bombardier aircraft – Fiscal year 2005/06 deliveries:

Aircraft	Deliveries Fiscal year 2005/06 (year ending Jan. 31, 2006)	Deliveries Fiscal year 2004/05 (year ending Jan. 31, 2005)
Regional aircraft		
CRJ200	44*	100
CRJ700/CRJ900	77*	78**
Q100/200/300	12	6
Q400	16	16
Total Regional aircraft	**149**	**200**
Business aircraft		
Learjet 40/ 40 XR	24	14
Learjet 45/45 XR	31	23
Learjet 60	14	10
Challenger 300	52	28
Challenger 604	35	31
Bombardier Global 5000	14	9
Global Express	16	13
Total Business aircraft* **	**186*** **	**128*** **
Amphibious Aircraft		
Bombardier 415	2	1
Grand total	**337**	**329**

* *For fiscal year 2005/06, the 44 CRJ200 aircraft deliveries include 8 Challenger 850 corporate shuttles and the 77 CRJ700/CRJ900 aircraft deliveries include 3 Challenger 870 corporate shuttles.*

** *For fiscal year 2004/05, the 78 CRJ700 aircraft deliveries include 3 Challenger 870 corporate shuttles.*

*** *Deliveries detailed under Business aircraft include 14 aircraft sold to customers of the North American Bombardier Flexjet program in fiscal year 2005/06 and ten aircraft sold to customers in fiscal year 2004/05. An aircraft delivery is included in the above table when the equivalent of 100% of the fractional shares of an aircraft model have been sold to external customers.*

About Bombardier
A world-leading manufacturer of innovative transportation solutions, from regional aircraft and business jets to rail transportation equipment, Bombardier Inc. is a global corporation headquartered in Canada. Its revenues for the fiscal year ended Jan. 31, 2005, were $15.8 billion US and its shares are traded on the Toronto Stock Exchange (BBD). News and information are available at www.bombardier.com.

Bombardier, Learjet, Challenger, Global, Bombardier Global 500, CRJ Series, Q Series, Bombardier 415 and Flexjet are trademarks of Bombardier Inc. or its subsidiaries.

For information
Marc Duchesne
Bombardier Aerospace
(514) 855-7989

www.bombardier.com

BOMBARDIER

PRESS RELEASE

BOMBARDIER REGIONAL AIRCRAFT ANNOUNCES NEW SALES AND COMMERCIAL OPERATIONS ORGANIZATION

Toronto, April 17, 2006 - *In order to extend the international reach of its products and services,* and to enhance its responsiveness to customers in a growing market, Steven Ridolfi, President, Bombardier Regional Aircraft is pleased to announce the following management changes:

James Dailly is appointed Senior Vice-President, Sales, with responsibility for all regional aircraft sales worldwide. Reporting to Mr. Dailly are: Ric Allison, Vice-President, Americas Sales, Steve Crowley, Vice-President, Asia-Pacific Sales and Kevin Smith, Vice-President, International Sales with responsibility for Europe, Africa and the Middle East.

Rod Williams is appointed Vice-President, Commercial Operations, with responsibility for support functions related to sales and asset management. Reporting to Mr. Williams are: Anne Woodyatt, Vice-President, Contracts, Trung Ngo, Vice-President, Marketing and Communications, Rod Sheridan, Vice-President, Asset Management and Barry MacKinnon, Vice-President, Markets and Airline Analysis.

In launching this new organization, Mr. Ridolfi stated: "Bombardier Regional Aircraft's management team deeply values the relationship with our customers and this realignment will allow us to better serve the needs of our expanding customer base."

Bombardier Aerospace is the world's third-largest manufacturer of commercial aircraft, and its *CRJ Series* regional jets and *Q Series* turboprops are the most modern and comprehensive families of regional aircraft available on the market. As of January 31, 2006 it had delivered close to 2,100 regional aircraft to airlines around the world.

About Bombardier
A world-leading manufacturer of innovative transportation solutions, from regional aircraft and business jets to rail transportation equipment, Bombardier Inc. is a global corporation headquartered in Canada. Its revenues for the fiscal year ended Jan. 31, 2006, were $14.7 billion US and its shares are traded on the Toronto Stock Exchange (BBD). News and information are available at www.bombardier.com.

Bombardier, CRJ and *Q Series* are trademarks of Bombardier Inc. or its subsidiaries.

For information
Bert Cruickshank
Bombardier Aerospace
(416) 375-3030

www.bombardier.com

BOMBARDIER

PRESS RELEASE

GECAS TO ACQUIRE FIVE BOMBARDIER CRJ700 REGIONAL JETS

Aircraft to be leased to GoJet Airlines for United Express service

Toronto, April 24, 2006 – Bombardier Aerospace announced today that GE Commercial Aviation Services (GECAS) will acquire five *Bombardier CRJ700* regional jets for subsequent lease to St. Louis, Missouri-based GoJet Airlines for the carrier's United Express service. Four of the aircraft are conversions of existing GECAS *CRJ700* conditional orders and one is a new firm order.

The list price value for the five aircraft on firm order is approximately $154 million US.

"Since we began operations on October 4, 2005 the *CRJ700* airliner has more than met our expectations," said Richard Leach, President and Chief Operating Officer, Trans States Holdings, GoJet's parent company. "Its operating economics are unbeatable in this class of aircraft and that's vital in this time of high fuel costs. Economics and passenger comfort are compelling reasons for adding to the fleet."

"We believe that the *CRJ700* and the larger *Bombardier CRJ900* aircraft are the most flexible, versatile and cost-effective regional jets in their class," said Steven Ridolfi, President, Bombardier Regional Aircraft. "More and more airlines around the world are discovering this fact."

Delivery of the five aircraft to GoJet will increase its *CRJ700* fleet to 15 aircraft. The *CRJ700* airliner in the United Express configuration has 66 seats – six First Class seats at 37-inch (94 cm) pitch, 28 United Economy Plus^{SM} seats at 34-inch (86.4 cm) pitch and 22 Economy seats at 31-inch (78.7 cm) pitch.

About GECAS
GE Commercial Aviation Services (GECAS) is the commercial aircraft financing and leasing business of General Electric. GECAS has a fleet of 1,400 owned aircraft it leases to more than 225 airlines in some 60 countries, and it manages nearly 300 aircraft for others. GECAS offers a wide range of aircraft types and financing options, including operating leases and secured debt financing, and also offers productivity solutions including spare engine leasing, spare parts financing and management and pilot training. GECAS has offices in 21 cities around the world. For more information, visit www.gecas.com.

About Bombardier
A world-leading manufacturer of innovative transportation solutions, from regional aircraft and business jets to rail transportation equipment, Bombardier Inc. is a global corporation headquartered in Canada. Its revenues for the fiscal year ended Jan. 31, 2006, were $14.7 billion US and its shares are traded on the Toronto Stock Exchange (BBD). News and information are available at www.bombardier.com.

United Economy Plus is a service mark of United Airlines.

Bombardier, *CRJ700* and *CRJ900* are trademarks of Bombardier Inc. or its subsidiaries.

Note to Editors
An image of GoJet *CRJ700* aircraft is available in our Multimedia Library at:
www.aero.bombardier.com/htmen/F15.jsp

For information
Marc Holloran
Bombardier Aerospace
(416) 375-3030

www.bombardier.com

BOMBARDIER

PRESS RELEASE

BOMBARDIER RECEIVES $156 MILLION US ORDER FROM CBRAIL FOR 35 *TRAXX* LOCOMOTIVES TO PROVIDE MORE ROLLING STOCK IN EUROPE

Montréal, February 9, 2006 – Bombardier Transportation announced today that it will build 35 *TRAXX* locomotives for the European rolling stock leasing company CBRail. The order, which amounts to approximately $156 million US (130 million euros), comprises the production of 25 Electric multi-system locomotives and 10 Diesel-electric locomotives. The vehicles are scheduled to be delivered in 2007 and 2008. The contract also includes options for 70 additional locomotives.

The vehicles, renowned for their superior reliability, will be manufactured in Bombardier's production facility in Kassel (Germany). The carbodies will be produced by Bombardier's site in Wroclaw (Poland), while the bogies will be supplied by the Siegen (Germany) facility.

With this order, CBRail will expand its own locomotive fleet, which currently consists of 32 locomotives in mainland Europe, including eight existing *TRAXX* AC locomotives. This new order will enable CBRail to meet a wide variety of operator requirements for cross-border European operations from North to South or West to East, as well as the operation of services over non-electrified lines.

"This order is another important step in the development of our *TRAXX* product and we are delighted to expand our relationship with CBRail", said Edmund Schlummer, President, Locomotives, Bombardier Transportation. He added: "With the development of our ultramodern multi-system locomotives, we move a step closer to borderless European rail transport of the future. The success of our new *TRAXX* DE is convincing proof that we were right to make diesel traction part of our platform strategy".

The modular multi-system locomotive for intra-European goods transport is designed for both direct and alternating current and can be equipped with the different train safety systems that exist in Europe. All locomotives are equipped with the tried and tested *MITRAC* propulsion and control technology from Bombardier.

The strategy applied to all locomotives in the *TRAXX* family, which consists of using a number of identical parts, is very advantageous for the customer. This makes the integration of new trains into existing fleets easily possible, and keeps the costs of usage and maintenance low. In addition, the *TRAXX* locomotives are known for their high level of availability and serviceability over their entire life cycle. Over 750 of the locomotives based

on the 185 Series have already been ordered and almost 400 are in daily use transporting goods and passengers throughout Europe.

The CBRail joint venture established by Babcock & Brown (ASX:BNB) and Bank of Scotland is actively involved in the provision of operating leases for freight and passenger rolling stock to European operators. This contract signifies another important step in its continuing development within the European rolling stock market and these locomotives will be offered on lease to operators across Europe.

About Bombardier
A world-leading manufacturer of innovative transportation solutions, from regional aircraft and business jets to rail transportation equipment, Bombardier Inc. is a global corporation headquartered in Canada. Its revenues for the fiscal year ended Jan. 31, 2005, were $15.8 billion US and its shares are traded on the Toronto Stock Exchange (BBD). News and information are available at www.bombardier.com.

For more information
Ulrich Bieger (Germany, Austria, Switzerland, Benelux, Eastern Europe and Russia)
+ 49 30 3832 1178

Hélène V. Gagnon (North America)
+ 1 450 441 8156

Neil Harvey (UK, Ireland, Nordic Countries, Australia, New Zealand, other countries)
+ 44 1332 266470

Jean-Pierre Hulot (France)
+ 33 1 53 45 84 69

Luis Ramos (Spain, Portugal, Italy and India)
+ 35 1 919 693 728

www.bombardier.com

BOMBARDIER

PRESS RELEASE

BOMBARDIER RECEIVES $156 MILLION US ORDER FROM CBRAIL FOR 35 *TRAXX* LOCOMOTIVES TO PROVIDE MORE ROLLING STOCK IN EUROPE

Montréal, February 9, 2006 – Bombardier Transportation announced today that it will build 35 *TRAXX* locomotives for the European rolling stock leasing company CBRail. The order, which amounts to approximately $156 million US (130 million euros), comprises the production of 25 Electric multi-system locomotives and 10 Diesel-electric locomotives. The vehicles are scheduled to be delivered in 2007 and 2008. The contract also includes options for 70 additional locomotives.

The vehicles, renowned for their superior reliability, will be manufactured in Bombardier's production facility in Kassel (Germany). The carbodies will be produced by Bombardier's site in Wroclaw (Poland), while the bogies will be supplied by the Siegen (Germany) facility.

With this order, CBRail will expand its own locomotive fleet, which currently consists of 32 locomotives in mainland Europe, including eight existing *TRAXX* AC locomotives. This new order will enable CBRail to meet a wide variety of operator requirements for cross-border European operations from North to South or West to East, as well as the operation of services over non-electrified lines.

"This order is another important step in the development of our *TRAXX* product and we are delighted to expand our relationship with CBRail", said Edmund Schlummer, President, Locomotives, Bombardier Transportation. He added: "With the development of our ultramodern multi-system locomotives, we move a step closer to borderless European rail transport of the future. The success of our new *TRAXX* DE is convincing proof that we were right to make diesel traction part of our platform strategy".

The modular multi-system locomotive for intra-European goods transport is designed for both direct and alternating current and can be equipped with the different train safety systems that exist in Europe. All locomotives are equipped with the tried and tested *MITRAC* propulsion and control technology from Bombardier.

The strategy applied to all locomotives in the *TRAXX* family, which consists of using a number of identical parts, is very advantageous for the customer. This makes the integration of new trains into existing fleets easily possible, and keeps the costs of usage and maintenance low. In addition, the *TRAXX* locomotives are known for their high level of availability and serviceability over their entire life cycle. Over 750 of the locomotives based

on the 185 Series have already been ordered and almost 400 are in daily use transporting goods and passengers throughout Europe.

The CBRail joint venture established by Babcock & Brown (ASX:BNB) and Bank of Scotland is actively involved in the provision of operating leases for freight and passenger rolling stock to European operators. This contract signifies another important step in its continuing development within the European rolling stock market and these locomotives will be offered on lease to operators across Europe.

About Bombardier
A world-leading manufacturer of innovative transportation solutions, from regional aircraft and business jets to rail transportation equipment, Bombardier Inc. is a global corporation headquartered in Canada. Its revenues for the fiscal year ended Jan. 31, 2005, were $15.8 billion US and its shares are traded on the Toronto Stock Exchange (BBD). News and information are available at www.bombardier.com.

For more information
Ulrich Bieger (Germany, Austria, Switzerland, Benelux, Eastern Europe and Russia)
+ 49 30 3832 1178

Hélène V. Gagnon (North America)
+ 1 450 441 8156

Neil Harvey (UK, Ireland, Nordic Countries, Australia, New Zealand, other countries)
+ 44 1332 266470

Jean-Pierre Hulot (France)
+ 33 1 53 45 84 69

Luis Ramos (Spain, Portugal, Italy and India)
+ 35 1 919 693 728

www.bombardier.com

BOMBARDIER

PRESS RELEASE

BOMBARDIER FINALIZES DECISION TO CLOSE AUBURN, NEW YORK PRODUCTION FACILITY

St Bruno, Quebec, February 15, 2006 – Rail equipment supplier Bombardier Transportation announced today that it has completed discussions with Union representatives and now expects to close its production facility in Auburn, New York by the end of May 2006. The company has been in talks with Union leadership since January 30, 2006, when it first informed employees that a permanent shutdown of the site was being considered.

Lack of sufficient workload necessary to sustain the site is the primary reason for the shutdown. The site builds a range of components for Bombardier rail and aerospace products and employs approximately 160 people.

Discussions with the Union addressed incentive packages, employee benefits, shut down process and timing, and a range of other issues.

"Closing down a site is never easy, however, the level of work we have on hand right now dictates that adjustments be made to our production facility," said William Spurr, President, Bombardier Transportation, North America. "We know this is a difficult situation for our employees but what we have put on the table treats them with fairness and consideration."

Spurr added that despite this action, Bombardier Transportation is committed to maintaining a strong presence in the United States and the State of New York, as evidenced by its Plattsburgh facility.

About Bombardier
A world-leading manufacturer of innovative transportation solutions, from regional aircraft and business jets to rail transportation equipment, Bombardier Inc. is a global corporation headquartered in Canada. Its revenues for the fiscal year ended Jan. 31, 2005 were $15.8 billion US and its shares are traded on the Toronto stock exchange (BBD). News and information are available at www.bombardier.com.

For information
Hélène V. Gagnon (North America)
+ 1 450 441 8156

BOMBARDIER

PRESS RELEASE

BOMBARDIER AWARDED A 300 MILLION EURO CONTRACT FOR 146 HIGH-FLOOR LIGHT RAIL VEHICLES FOR FRANKFURT/MAIN

Montréal, March 15, 2006 – Bombardier Transportation announced today that it has won a new contract to supply 146 *Bombardier FLEXITY* Swift high-floor light rail vehicles to the Frankfurt Transport Authority (Verkehrsgesellschaft Frankfurt am Main, VGF). The firm order is valued at approximately 300 million euros ($361 million US) and includes an option for up to 24 additional vehicles. Deliveries of the vehicles are scheduled to take place between May 2008 and mid 2015.

The *FLEXITY* Swift vehicles will be designed and manufactured at Bombardier's site in Bautzen (Germany), with electrical equipment being supplied by its plant in Mannheim (Germany). The bogies will be produced at Bombardier's Siegen (Germany) production facility.

"This new order illustrates VGF's trust in the efficiency and reliability of our *FLEXITY* vehicles and continues our long-standing and successful relationship with them", Walter Grawenhoff, President, Light Rail Vehicles, Bombardier Transportation said. "Bombardier's proven know how and VGF's positive operating and technical experience with our *FLEXITY* Classic trams are the best premise for going forward with the new fleet."

The new *FLEXITY* Swift vehicles will be used in Frankfurt's high-floor network. The design concept is derived from the *Bombardier FLEXITY* Classic trams which have been in successful revenue service in Frankfurt since October 2003. A total of 65 *FLEXITY* Classic trams have been ordered by VGF since June 2002.

Michael Budig, Managing Director of VGF, commented: "We are looking forward to continuing our cooperation with Bombardier which began with the Frankfurt type "S" *FLEXITY* Classic trams in 2002. The new vehicles will enhance public transportation in Frankfurt to its highest level and provide continuity for the future. This is a very positive development, not only for our passengers but also for the city's development as a whole."

Twenty-five meters long and 2.65 meters wide the new bi-directional vehicles offer capacity for 184 passengers, including 48 seated. Traveling comfort is ensured by the air-conditioned

interior as well as the spacious multipurpose areas, while safety is provided by a modern video monitoring system. The *FLEXITY* Swift is also equipped with the Bombardier *MITRAC* drive and control system for smooth and reliable performance.

About Bombardier
A world-leading manufacturer of innovative transportation solutions, from regional aircraft and business jets to rail transportation equipment, Bombardier Inc. is a global corporation headquartered in Canada. Its revenues for the fiscal year ended Jan. 31, 2005 were $15.8 billion US and its shares are traded on the Toronto Stock Exchange (BBD). News and information are available at www.bombardier.com.

Note to editors
A photo is available on our website at the following address
http://www.transportation.bombardier.com/photography.jsp

For information
Ulrich Bieger (Germany, Austria, Switzerland, Benelux, Eastern Europe and Russia)
+ 49 30 3832 1178

Hélène V. Gagnon (North America)
+ 1 450 441 8156

Neil Harvey (UK, Ireland, Nordic Countries, Australia, New Zealand, other countries)
+ 44 1332 266470

Jean-Pierre Hulot (France)
+ 33 1 41 34 09 18

Luis Ramos (Spain, Portugal, Italy and India)
+ 35 1 919 693 728

www.bombardier.com